                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

   Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of April, 2003

                         (Commission File No. 001-14499)

                          EMBRATEL PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                            Embratel Holding Company
                 (Translation of registrant's name in English)

 Rua Regente Feijo, n(degree) 166 - 16(degree) andar, Sala 1687B 20.060-060 Rio de Janeiro - RJ, Brazil (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F _X_           Form 40-F ___

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
   Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                         Yes ___              No _X_

                                   SIGNATURES

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

EMBRATEL PARTICIPACOES S.A.

Date:   April 2, 2003

By     /s/ Daniel Eldon Crawford

Name:   Daniel Eldon Crawford
Title:  President

                           FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management's  current view and  estimates  of  future  economic  circumstances,  industry  conditions, company performance and financial results. The words "anticipates",  "believes",
"estimates",  "expects",  "plans" and similar expressions, as they relate to the
company,  are  intended  to  identify  forward-looking  statements.   Statements
regarding  the  declaration  or  payment of  dividends,  the  implementation  of principal operating and financing  strategies and capital expenditure plans, the direction of future  operations  and the factors or trends  affecting  financial condition,  liquidity or results of operations  are examples of  forward-looking statements.  Such  statements  reflect the current views of  management  and are subject to a number of risks and  uncertainties.  There is no guarantee that the expected events, trends or results will actually occur. The statements are based
on  many  assumptions  and  factors,   including  general  economic  and  market
conditions,  industry  conditions,  and operating  factors.  Any changes in such assumptions  or factors  could cause actual  results to differ  materially  from current expectations.

                           EMBRATEL PARTICIPACOES S.A.

                        CNPJ/MF number 02.558.124/0001-12
                                NIRE 3330026237-7

                  MINUTES OF MEETING OF THE BOARD OF DIRECTORS

DATE, TIME AND PLACE:  March 17, 2003, at 04:30 p.m., at the Headquarters of the
Company,  situated in the Capital of the State of Rio de Janeiro, at Rua Regente
Feijo, no. 166/1687-B - Centro - RJ.

PRESENT: The majority of the Directors.

AGENDA AND DELIBERATION:  1) Deliberation on Management Report,  Executive Board
Accounts, Financial Statements and Independent Auditors' Opinion relating to the financial year ended on December 31, 2002. In accordance with article 142, V, of
Law 6404/76,  the Directors analyzed the above-mentioned  documents and, after a long discussion,  voted and unanimously approved the contents of such documents.
2) Approval of the revision of the Capital Budget for the Company.  The revision of the Capital  Budget for the Company  approved at the  Ordinary  Shareholders'
Meetings of 2000 and 2001 was unanimously  approved as proposed by the Executive
Board. 3) Ratification  of payment to the  administrators  of the company of the remuneration  referring to the year 2002.  After  analysis and discussion of the issue, the Directors  unanimously  decided to ratify payment of the remuneration to the administrators of the Company referring to the year 2002. 4) Call for the
Ordinary  Shareholders'  Meeting of the Company.  Following  that, the Directors unanimously approved the proposal of calling the Ordinary Shareholders' Meeting, of which the date will be decided later,  to include the following  issues:  (i)
request the administrators'  accounts,  examine,  discuss and vote the financial statements;  (ii)  deliberate on the  destination of the net profit for the year and distribution of dividends; (iii) elect a member of the Board of Directors to complement  the term;  (iv)  establish  the annual global  remuneration  for the administration  of the Company;  (v) elect  members for the Audit  Committee and establish their remuneration; (vi) others matters of social interest.

In compliance with article 163, section 3 of Law 6404/76,  the following members of the Audit Committee were present at the meeting: Ruy Dell'Avanzi,  Raul Todao
Filho, Hugo Rocha Braga and Jose Antonio Ramos.

Since there were no other  matters to be brought up, this Minutes were signed by the Directors present at the meeting.

Rio de Janeiro, March 17, 2003

Signatures:

Members of the Board of Directors:

Daniel Eldon Crawford - President
Dilio Sergio Penedo - Vice-President
Jorge Luis Rodriguez
Edson Soffiatti
Joaquim de Souza Correia
Antonio Carlos Tettamanzy

Members of the Audit Committee:

Ruy Dell'Avanzi
Raul Todao Filho
Hugo Rocha Braga
Jose Antonio Ramos

Pedro Antonio Batista Martins - Secretary General